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                                  EXHIBIT 4


                      PROMISSORY NOTE SECURED BY MORTGAGE,
              STOCK PLEDGE AGREEMENTS, AND COLLATERAL ASSIGNMENTS


        $1,022,400            Clearwater, Florida            November 28, 1997


         FOR VALUABLE CONSIDERATION, the receipt and adequacy of which are hereby acknowledged, GERALD D. ELLENBURG and KRISTIN MARY TOMCZAK (collectively, "Makers"), jointly and severally promise to pay to NORTON S. KARNO, TRUSTEE OF NORTON S. KARNO, A PROFESSIONAL CORPORATION, AMENDED AND RESTATED EMPLOYEES' RETIREMENT PLAN AND TRUST ("Payee"), or order, at 16255 Ventura Boulevard, Suite 1200, Encino, California 91436, or at such other address as Payee may, from time to time, designate, the sum of One Million, Twenty-Two Thousand, Four Hundred Dollars ($1,022,400) with interest on the unpaid balance outstanding from time to time, subject to the provisions of Paragraph 2, at the rate described below.

         1.      Definitions.

                 a.       Funding Date.  The "Funding Date" shall be December
1, 1997.

                 b.       Maturity Date.  The "Maturity Date" shall be November
30, 2000.

                 c. Payee. As used herein, the term "Payee" shall include the herein named Payee and all of said Payee's heirs, successors and assigns and shall mean the person(s) and/or entity(ies) holding the Payee's interest in this Note at any time.

         2. Interest Rate. Commencing with the Funding Date and continuing until fully paid, the unpaid principal balance of this Note shall bear interest at the rate of twelve percent (12%) per annum. Interest not paid when due shall be added to principal on its due date, without notice to Makers, and without any grace period, and shall thereafter bear interest.

         3.      Payments.

                 a. Monthly Interest Payments. Payments of interest then accrued shall be due on the first day of each month commencing January 1, 1998. Any such installment of interest not paid when due shall be added to principal and thereupon bear interest.

                 b. Proceeds of Sale of Radius Stock. Upon Makers' sale or transfer of all or any portion of their stock in Radius, Inc., a California corporation, or any interest therein, or any rights thereto, including but not limited to any proceeds of any sale of any call option with respect thereto (collectively, a "Sale"), Makers shall cause the entire net proceeds of such Sale (up to the total amount of then accrued but unpaid interest and principal owed upon this Note) to be paid to Payee and Payee shall apply same, upon receipt, (i) first to any cost or expense incurred by Payee in collecting same from Makers (including but not limited to any attorneys fees or other costs incurred in enforcing Payee's rights hereunder, (ii) then to past-due, accrued




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but unpaid interest, (iii) then to the interest accrued but unpaid since the last regularly scheduled payment date pursuant to Paragraph 2 above, and (iv) then to principal. As used herein, the "net proceeds" of a Sale means all proceeds of such Sale reduced only by all direct selling expenses incurred and paid, at the time of the closing of such Sale, to persons or entities not related to, or affiliated with, Makers or either of them, directly or indirectly, including but not limited to brokerage commissions and registration expenses.
                 c. Final Principal Payment. On the Maturity Date, Makers shall pay Payee the entire unpaid principal balance hereof, together with all then accrued but unpaid interest thereon.

         4. Prepayment. Makers may prepay the indebtedness evidenced hereby, in whole or in part, at any time.

         5.      Security.  This Note is secured by:

                 a. a first priority Stock Pledge Agreement executed by Makers pledging all of their stock of Radius, Inc. (referred to herein as the "Radius Stock Pledge Agreement");

                 b. a Stock Pledge Agreement executed by Makers pledging all of their stock of Digital Lightwave, Inc., a Delaware corporation (referred to herein as the "Digital Stock Pledge Agreement");

                 c. a fourth priority Mortgage encumbering Makers' real property commonly known as 16 Ambleside Drive, Belleair, Florida 34616 (referred to herein as the "Mortgage");

                 d. a first priority Collateral Assignment of Note and Stock Pledge (the "Epple/Edwards Collateral Assignment") executed by Makers pledging that certain Promissory Note made by Jurgen Epple and Michael Edwards as makers to Gerald D. Ellenburg and Kristin Mary Tomczak as payee in the original principal amount of One Hundred Eighty Thousand Dollars ($180,000) (the "Epple/Edwards Note") and the Stock Pledge Agreement made by Jurgen Epple and Michael Edwards as pledgors to Gerald D. Ellenburg and Kristin Mary Tomczak as pledgee pledging all of said pledgors' stock of Radius, Inc. as security for the Epple/Edwards Note (referred to herein as the "Epple/Edwards Stock Pledge Agreement"); and

                 e. a Collateral Assignment of General Partner interests executed by Makers pledging all of the interests of Gerald D. Ellenburg as a General Partner in those partnerships described on Exhibit A attached hereto and incorporated herein by reference (referred to herein as the "Partnership Collateral Assignment" and collectively referred to with the Radius Stock Pledge Agreement, the Digital Stock Pledge Agreement, the Mortgage, and the Epple/Edwards Collateral Assignment as the "Security Instruments").

As additional consideration to Payee to make the loan evidenced hereby, Makers are, concurrently herewith, granting Payee and Payee's affiliates, additional security interests in Makers' Radius, Inc. stock pursuant to additional Stock Pledge Agreements junior in priority to the Radius Stock Pledge Agreement being made as a part of the security for the loan evidenced



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hereby. As set forth in such other Stock Pledge Agreements, Makers shall employ any of their net proceeds of any Sale of their Radius, Inc. stock remaining after this Note has been fully repaid to discharge the other indebtedness and obligations then secured by such other Stock Pledge Agreements.

     6.       Events of Default and Remedies.

         a. Any one of the following occurrences shall constitute an "Event of Default" under this Note:

               i. Makers' failure to pay any installment of interest, principal or interest and principal on the date due of such payment;

               ii. Makers' breach of any of their other covenants and agreements hereunder; or

               iii. The occurrence of any Event of Default or material breach under any of the Security Instruments.

         b.  Upon the occurrence of any Event of Default under this Note:

               i. The entire unpaid principal balance, any accrued but unpaid interest and all other amounts owing under this Note and all other sums owing under the Security Instruments shall, at the option of Payee of this Note and without notice or demand of any kind to Makers or any other person, immediately become due and payable; and

               ii. Payee shall have and may exercise any and all rights and remedies available at law or in equity and also any and all rights and remedies provided in the Security Instruments.

     The remedies of Payee, as provided in this Note and in the Security Instruments, shall be cumulative and concurrent and may be exercised singularly, successively or together, at the sole discretion of Payee, and may be exercised as often as occasion therefor shall arise. No act or omission or commission of Payee, including specifically any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of any right, remedy or recourse, such waiver or release to be effected only through a written document executed by Payee. A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of, any subsequent right, remedy or recourse as to a subsequent event.


     7. Legal Limits. All agreements between Makers and Payee are hereby expressly limited so that in no event whatsoever, whether by reason of deferment in accordance with this Note or under any agreement or by virtue of acceleration or maturity of the indebtedness evidenced hereby, or otherwise, shall the amount paid or agreed to be paid to the Payee hereof, for the loan, use, forbearance, or detention of the money to be loaned under this Note or to



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compensate Payee for damages to be suffered by reason of a late payment or default under this Note exceed the maximum permissible under applicable law. If, for any circumstances whatsoever, fulfillment of any provisions of this Note or any provision in the Stock Pledge Agreement at the time the performance of such provision shall be due, shall involve exceeding the limit of validity prescribed by law, ipso facto, the obligations to be fulfilled shall be reduced to the limit of such validity. This provision shall never be superseded or waived and shall control every other provision of all agreements among Makers and Payee.

         8. Loan Costs. Makers covenant and agree to pay Karno, Schwartz, Friedman, Shafron & Warren all of the legal fees and costs incurred by Payee in negotiating, documenting and in closing the loan evidenced by this Note and all of the Security Instruments and all documents related thereto, including but not limited to the letter describing and waiving conflicts of interest and the acquisition of adverse interests.

         9. Attorneys' Fees. Should an Event of Default occur under this Note, Makers agree to pay a reasonable sum to Payee for attorneys' fees incurred in collecting the sums due hereunder and enforcing the rights and remedies of Payee under this Note and under the Security Agreement. If any action is brought to enforce or interpret the provisions of this Note, the prevailing party shall be entitled to a reasonable sum for attorneys' fees.

         10. Governing Law and Severability. This Note and the Security Agreement are made pursuant to and shall be construed and governed by the laws of the State of Florida (which is the state in which Makers maintain their principal residence) and all rules and regulations promulgated thereunder. If any provision of this Note or of the Security Agreement is construed or interpreted by a court of competent jurisdiction to be void, invalid or unenforceable, such decision shall affect only those provisions so construed or interpreted and shall not affect the remaining provisions of this Note or of the Security Agreement.

         11.     Time of Essence.  Time is of the essence of this Note.

         12. Payment Without Offset. Principal and interest shall be paid without deduction or offset in lawful money of the United States of America.

         13. Notices. Any notice, report or writing required or permitted to be given hereunder shall be in writing and shall be served by delivering the same personally either to the other party, or by depositing the notice, contained in a sealed envelope, postage prepaid, in any mailbox maintained by the United States Postal System for the purpose of depositing mail into said System, as registered or certified mail, with return receipt requested or by Express Mail, certified with return receipt requested. Any and all such notices shall be delivered to the parties at their respective addresses specified in this paragraph. Any such notice deposited in the mail shall be conclusively deemed delivered to and received by the addressee three (3) business days after the deposit in the mail as first class mail, or one (1) business day after deposit in the mail as Express Mail, if all of the foregoing conditions of notice shall have been satisfied and if such notice shall at the time of mailing have been contained in an envelope addressed as follows:



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         To Payee:                Norton S. Karno, Trustee
                                  16255 Ventura Boulevard, Suite 1200
                                  Encino, California 91436

         To Makers:               Gerald D. Ellenburg and Kristin Mary Tomczak
                                  1520 Gulf Boulevard, Suite 1406
                                  Clearwater, Florida 33767

Any party hereto may change its address for the purposes of this paragraph by giving such other party notice, as provided for herein, of the new address.

         14. Assignment. Payee may assign all or any portion of their rights, title or interest in this Note to any person, firm, corporation, partnership or other entity without the consent of Makers.

         15. Waiver. Makers, each for himself, herself and his or her successors, transferees and assigns and all guarantors, endorsers and signers, hereby waive all valuation and appraisement privilege, presentment and demand for payment, protest, notice of protest and nonpayment, dishonor and notice of dishonor, bringing of suit, lack of diligence or delays in collection or enforcement of this Note and notice of the intention to accelerate, the release of any party liable and the release of any security for the debt, the taking of any additional security and any other indulgence or forbearance. Makers and their guarantors, successors, transferees and assigns shall be jointly and severally, directly and primarily liable for the amount of all sums owing and to be owed hereon, and each agrees that this Note and any and all payments coming due hereunder may be extended or renewed from time to time without in any way affecting or diminishing his liability under this Note.

         16. Headings. The subject headings or titles of paragraphs of this Note are included for purposes of convenience and reference only and shall not affect the construction or interpretation of any of its provisions.

         17. Waiver of Jury Trial. MAKERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED UPON THIS NOTE AND ANY OTHER AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF MAKERS OR PAYEE.




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         18.     Entire Agreement.  This Note sets forth the entire agreement of the Makers with respect to the subject matter hereof and may be modified or amended only by a written instrument executed by Makers and Payee.


MAKERS:


                                      /s/ Gerald D. Ellenburg
                                      -------------------------------------
                                      Gerald D. Ellenburg


                                      /s/ Kristin M. Tomczak
                                      -------------------------------------
                                      Kristin M. Tomczak





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